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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
             U.S. Dollar 100,000,000 Callable Step-Up Notes of 2003,
                                due April 9, 2010






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: April 2, 2003


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         The following information regarding the U.S. Dollar 100,000,000
Callable Step-Up Notes of 2003, due April 9, 2010 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17,
2002) is already on file with the Securities and Exchange Commission.

         Item 1. DESCRIPTION OF OBLIGATIONS

                  (a) U.S. Dollar 100,000,000 Callable Step-Up Notes of 2003, due April 9, 2010.

                  (b) The interest rate shall be 3.00 percent for the period from April 10, 2003 to April 9, 2004, 3.25 percent for the period from April 9, 2004 to April 9, 2005, 3.50 percent for the period from April 9, 2005 to April 9, 2006, 3.75 percent for the period from April 9, 2006 to April 9, 2007, 4.00 percent for the period from April 9, 2007 to April 9, 2008, 4.25 percent for the period from April 9, 2008 to April 9, 2009, and 5.00 percent for the period from April 9, 2009 to April 9, 2010.

                  (c) Maturing April 9, 2010. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                  (d) Notes are callable by the Bank at par on each April 9, commencing on April 9, 2004 and ending on April 9, 2009, with 10 London and New York business days notice.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f) Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h) See Prospectus, pages 6-10.

                  (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

         Item 2. DISTRIBUTION OF OBLIGATIONS
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         The Bank will enter into a Terms Agreement with Morgan Stanley & Co.
International as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 100,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 10, 2003.

         The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         Item 3. DISTRIBUTION SPREAD



             Price to              Selling Discounts     Proceeds to the
              Public                and Commissions          Bank(1)
              ------               -----------------         -------
        Per Unit: 100.00%                N/A                 100.00%
      Total: USD 100,000,000             N/A            USD 100,000,000

         Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5. OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6. APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

         Item 7. EXHIBITS

               None


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(1)      Without deducting expenses of the Bank, which are not yet known.